77E Legal Proceedings

NATIONS FUNDS TRUST AND NATIONS MASTER INVESTMENT TRUST
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         On September 3, 2003, the Office of the New York Attorney General
("NYAG") simultaneously filed and settled a complaint against Canary Capital Partners, LLC, et al. (collectively, "Canary"). The complaint alleged, among other things, that Canary engaged in improper trading in various mutual funds including certain Nations Funds. Specifically, the NYAG alleged that Canary engaged in activities that it characterized as "market timing" and "late trading." The NYAG later announced a criminal action, and the SEC announced a civil action, against a former employee of Banc of America Securities, LLC, a selling agent affiliated with the Nations Funds' distributor and adviser. In connection with these events, various lawsuits have been filed, some of which name certain Nations Funds, among others, as defendants (see Civil Litigation below).

         The independent Trustees of the Boards of Trustees of the Nations Funds (the "Boards") have engaged independent legal counsel and, through them, accountants to determine the extent of any "late trading" or improper "market timing" activity in any of the Nations Funds and to determine the extent of any losses suffered by the Funds from such activity and/or the amount of any disgorgement that should be made. On September 8, 2003, Bank of America Corporation and the Boards jointly announced that: (i) to the extent that the independent counsel and accountants determine that any Nations Fund was adversely affected by any late trading or any discretionary market timing agreement, BACAP would make appropriate restitution; and (ii) BACAP and BACAP Distributors would promptly return to any Nations Fund that was the subject of a market timing agreement all advisory and administration fees they received as a result of such an agreement, irrespective as to whether or not there is an independent determination of any negative impact to any shareholders. In addition, Bank of America Corporation has also agreed to make appropriate reimbursement of costs incurred by any Nations Fund in connection with this matter.

         Settlements in Principle with Regulators

         On March 15, 2004, Bank of America Corporation and FleetBoston Financial Corporation ("Fleet") entered into agreements in principle (each an "Agreement In Principle" and together, the "Agreements In Principle") with the NYAG and the SEC over matters related to improper late trading and market timing of mutual funds. As noted below, on April 1, 2004, Bank of America Corporation acquired Fleet.

         Under the Agreements In Principle, Bank of America Corporation has agreed to pay $250 million in total disgorgement and restitution and a penalty of $125 million. In addition, the Agreement In Principle with the NYAG requires an aggregate reduction in mutual fund fees of $32 million per year for five years across selected non-money market funds in the Nations Funds and Fleet mutual fund complexes. The final amount payable as restitution and whether such restitution will be effectuated through a Nations Fund or directly to shareholders, has not yet been determined.

         When finalized, the Agreements In Principle will conclude the investigation by the NYAG and the SEC of Bank of America Corporation and its affiliates relating to late trading and market timing activities, provided that the NYAG and the SEC have reserved the right to continue their respective investigations of and actions against individuals.


         Bank of America Corporation Acquisition of Fleet

         On April 1, 2004, Bank of America Corporation acquired Fleet. As a result of this acquisition, Columbia Management Advisors, Inc. ("CMA") and Columbia Funds Distributor, Inc. ("CFDI") are now indirect wholly-owned subsidiaries of Bank of America Corporation. The SEC and NYAG filed proceedings against both CMA and CFDI on February 24, 2004 alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual funds shares and violated certain New York anti-fraud statutes. In order to settle these matters, as noted above, Fleet entered into the March 15, 2004 Agreements In Principle with the NYAG and the SEC, including committing to substantial payments and other terms similar to those discussed above with respect to Bank of America Corporation.

         If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to procure a final settlement of, the February 24, 2004 proceedings, or if any final settlement includes an injunction against CMA or CFDI prohibiting them from engaging in certain conduct, CMA, CFDI or any company that is an affiliated person of CMA and CFDI could be barred from serving as an investment adviser or distributor for any investment company registered under the Investment Company Act of 1940. As a result of the Fleet acquisition, BACAP and BACAP Distributors are now affiliated persons of CMA and CFDI and, therefore, under these circumstances, could be barred from serving as an investment adviser or distributor for any registered investment company, including the Nations Funds. If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to procure a final settlement of, the February 24, 2004 proceedings, it is expected that BACAP and BACAP Distributors would seek exemptive relief from the SEC to permit them to continue serving as the investment adviser and distributor of the Nations Funds.

         Civil Litigation

         In connection with the events described in detail above, various parties have filed suit against certain Nations Funds, their Boards and/or Bank of America Corporation (and affiliated entities). More than 200 cases have been consolidated in a multi-district proceeding and transferred to the Federal District Court in Maryland.